Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 26, 2006

Forward-Looking Statements

This document may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain, France and the United States. This document does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer is made only pursuant to the official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) in Europe, with the Commission de Surveillance du Secteur Financier (CSSF) in Luxembourg, the Commission Bancaire, Financière et des Assurances (CBFA) in Belgium, the Comisión Nacional del Mercado de Valores (CNMV) in Spain and the Autorité des marchés financiers (AMF) in France, including local versions of the Information Document approved by the CSSF, the CBFA and the AMF (AMF approval no. 06-139) on May 16, 2006 and by the CNMV on May 22, 2006 and local versions of a supplement thereto approved by such regulators on May 31, 2006 (AMF approval no. 06-169), and a Share Listing Prospectus approved by the Autoriteit Financiële Markten (AFM) in The Netherlands on May 16, 2006 and a supplement thereto approved by the AFM on May 31, 2006, and (2) with the Securities and Exchange Commission (SEC) in the United States, including a registration statement on Form F-4, a Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Listing Prospectus, including the supplements thereto, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, the Spanish version of the Information Document is available on the CNMV’s website at www.cnmv.es, and the registration statement on Form F-4, the Prospectus and related documents are available on the SEC’s website at www.sec.gov. In connection with its revised Offer, Mittal Steel intends to file supplemental information with the AFM, the CSSF, the CBFA, the AMF, the CNMV and the SEC and to distribute a supplement to its Information Document and Prospectus as soon as practicable.

For immediate release

MITTAL STEEL COMPANY NV

ANNOUNCES AGREEMENT WITH ARCELOR

MERGER OF EQUALS CREATES WORLD’S LEADING STEEL COMPANY

ESTIMATED SYNERGIES OF US$1.6 billion

25 June 2006 – Rotterdam / London - Mittal Steel Company NV today announces that it has reached an agreement with Arcelor to combine the two companies in a merger of equals to create the world’s leading steel company. The terms of the transaction, which will be effected by way of a tender offer by Mittal Steel for Arcelor shares, have been reviewed by the Arcelor Board which is recommending the transaction to Arcelor shareholders.

The combined group, to be domiciled and headquartered in Luxembourg, will be named Arcelor Mittal.

Under the terms of the revised offer, shareholders of Arcelor will receive 13 Mittal Steel shares and 150.60 euros in cash for 12 Arcelor shares. Mittal Steel is also offering to acquire Arcelor Convertible Bonds (OCEANEs 2017) in a mixed offer of 13 Mittal Steel shares and 188.42 euros in cash for 12 Arcelor Convertible Bonds.

In addition, Arcelor shareholders will have the right to receive a cash and stock mix in any proportion they elect, provided that 31% of the aggregate consideration paid is paid in cash and 69% in stock. The maximum amount of cash to be paid by Mittal Steel will be approximately 8.5 billion euros and the maximum number of Mittal Steel shares to be issued will be approximately 722 million, assuming the conversion of the outstanding Arcelor Convertible Bonds (2017 OCEANEs).

Based on the Mittal Steel share closing price on the NYSE on June 23, the revised offer values each Arcelor share at 40.40 euros. This is an improvement of 2.66 euros, or 7%, over the previous offer announced on 19th May 2006, computed based on the prevailing Mittal Steel share price on the eve of the announcement of each of the offers and not adjusted for the dividend paid. Adjusting for the dividend, the increase would be 10%.

This new offer represents an 82% premium over the closing price and all time high on Euronext Paris of Arcelor on 26th January, the last trading day before the announcement of our initial offer.

Following completion of the transaction and assuming a 100% acceptance rate of the tender offer by Arcelor shareholders, current Arcelor shareholders will own collectively 50.5% of the combined group. The Mittal family will own 43.6% of the capital and voting rights of the combined group.

Mittal Steel’s proposal was developed following extensive discussions with Arcelor’s management over the last few days, and was submitted to the Board of Directors of Arcelor with the support of Arcelor’s management. Following its review of these terms, the Board of Directors of Arcelor has now resolved to recommend the revised Mittal Steel offer to Arcelor shareholders.

As disclosed by Arcelor, the Strategic Alliance Agreement entered into between Arcelor, SeverStal and Mr. Mordashov will terminate automatically upon (1) the proposed SeverStal combination being rejected by holders of 50% or more of Arcelor’s capital at the Arcelor shareholders’ meeting scheduled for June 30, or (2) Mittal Steel receiving, in its tender offer, more than 50% of the fully diluted capital of Arcelor, including the shares to be issued to Mr. Mordashov under the Strategic Alliance Agreement (corresponding to approximately 73% of the currently outstanding capital).

It remains critical for shareholders of Arcelor to vote their shares at the June 30 meeting against the proposed SeverStal combination.

Arcelor Mittal will have a unique profile with unprecedented scale, scope and synergies:

•	Number 1 position in the global steel industry with steel-making capacity of 120 million tonnes
•	Pro-forma 2005 annual revenues of US$71.9 billion and EBITDA of US$13.3 billion
•	Pro-forma market capitalisation of approximately US$46 billion
•	Leading positions in NAFTA, EU, Central Europe, Africa and South America
•	Expected synergies of US$1.6 billion from purchasing, marketing and manufacturing efficiencies

•	Exceptional raw material resources with a high degree of iron-ore self sufficiency
•	Reduced volatility through geographic and product diversification
•	Security of long-term contracts through high value-added products
•	Low cost profile and high growth prospects from developing markets
•	Leading position across a range of key product segments
•	Ability to supply customers on a global basis
•	Best-in-class corporate governance structure promoting the Arcelor model
•	Financial strength to support continued investments and growth initiatives
•	A dividend policy representing c30% of earnings over the cycle

It is expected that, as a result of the amendment to the terms of the offer, the closing date for the tender offer, currently scheduled for July 5th, will be postponed by a few days. The new date for the closing of the tender offer will be communicated to the market after approval by the relevant market authorities.

Commenting, Mr Lakshmi N. Mittal, Chairman, said:

“I am delighted that Mittal Steel and Arcelor have agreed to merge. This is one of the greatest days in the history of Mittal Steel and a seminal event in the steel industry that will shape its future. Arcelor is an exceptional company with world class assets and highly regarded management. I want to take this opportunity to express my gratitude to all of our employees, shareholders, and business partners for their support throughout this process of creating the best steel company in the world.

“This combination is a natural alliance that represents a transformational change towards realising our vision of a more sustainable and stable industry benefiting all stakeholders. It is a winning combination between our two complementary companies, creating the industry leader that will create significant value for our shareholders.”

For Mittal Steel Enquiries:

Nicola Davidson / Paul Weigh	Mittal Steel Company
+44 207 543 1162 / 1172

Julien Onillon / Do-Hyun An	Mittal Steel Company
+44 20 7543 1136 / 1150

UK media:	Maitland Consultancy
Philip Gawith / Lydia Pretzlik	+44 20 7379 5151

US media	Abernathy McGregor
Winnie Lerner	+1 212 371 5999

French media:	Image Sept
Anne Meaux	+33 6 89 87 61 76

Press Conference/Analyst Call details

Arcelor and Mittal Steel will hold a joint press conference tomorrow in Luxembourg at 2:00pm, at the head quarters of Arcelor. Mittal Steel has arranged a plane to take journalists to Luxembourg departing London City Airport at 10.30am UK time. Please arrive at the Jet Centre at London City Airport no later than 10.10am tomorrow morning.

Please remember to bring your passport.

Substantial Synergies:

Based on discussions between both parties, the synergies expected to be achieved through the combination are now estimated at US$1.6 billion, up from the previously estimated US$1 billion. This will be comprised of US$500 million in purchasing synergies, US$570 million in marketing and trading, US$470 million in manufacturing and process optimization, and US$60 in SG&A. Further unquantified synergies are also anticipated from innovation, transfer of knowledge and cost. By the end of the first year, approximately 40% of the synergies are expected to have been achieved on an annualized basis; 30% the following year and the balance thereafter.

Corporate Governance

Certain special governance mechanisms designed to favour integration of Arcelor and Mittal Steel will be put in place for an initial period of 3 years. These mechanisms will apply to both Arcelor and Mittal Steel pending merger of the two entities and then to the resulting combined entity (the “Company”). After the initial 3 years, the Company’s corporate governance will be reviewed in order to reflect the best standards of corporate governance for comparable companies, and in particular the NYSE standards, as applicable to foreign private issuers, and the Luxemburg Code of Governance.

Following completion of the tender offer, Mittal Steel, Arcelor and the Company will each be governed by an identical Board of Directors (“BoD”) and an identical Management Board (“MB”). Each BoD will be a non-executive board and the day to day management of the group will be entrusted to the relevant MB.

Board of Directors

Each initial BoD will be composed of 18 non-executive members, the majority of whom will be independent. Six members will be nominated by Mittal Steel, three of whom will be independent. Six members will be from the existing Arcelor Board. Three members will be from the Arcelor Board representing existing Arcelor major shareholders. A further three members will be employee representatives.

All directors will be elected by the general meeting of shareholders for a period of three years. All shares in the Company will have identical voting and economic rights.

Chairman and President

Each BoD will appoint a Chairman and a President. Initially, the Chairman position will be held by Mr Kinsch and the President position will be held by Mr Mittal. Upon the retirement of Mr Kinsch, Mr Mittal will assume the role of Chairman and the successor to the Presidency will be proposed by Mr Kinsch.

For a period of 3 years, the agenda of each Company BoD meeting shall be jointly agreed by the Chairman and the President and shall include any matters proposed to be included on the agenda jointly by the Chairman and the President.

Voting

For a period of 3 years, the Mittal family shall vote in shareholders’ meeting in accordance with the position expressed by the Company BoD, unless Mr. L.N.Mittal opposes any such decision, in which case the Mittal family shall have the right to vote at such meeting as it sees fit.

Board Committees

Each BoD will appoint two committees:

- an Audit Committee composed solely of Independent Directors;

- an Appointments and Remuneration Committee composed of 4 members, including the President (for as long as there is a President and thereafter an Independent Director), the Chairman and 2 Independent Directors (one nominated by each of Mittal and Arcelor). The Committee will be chaired by an independent director. Decisions will be made by a simple majority vote with no member having a casting vote. This Committee will be in charge of making recommendations to each BoD relating to the appointment of the members of the BoD, and the appointment and remuneration of the members of the MB.

Management Board

Each MB will comprise the current four members from the Arcelor management board plus an additional three members nominated by Mittal Steel’s current Board of Directors. Aditya Mittal will join the Arcelor Mittal MB; other Mittal Steel executives will be named to the MB in due course.

During a period of 3 years, the appointment and remuneration of main subsidiaries’ CEOs and board members and heads of the main business units and corporate functions will be decided by the Company MB unanimously.

Standstill

The Mittal family has agreed to a standstill at its level of ownership following completion of the Revised Offer and any subsequent offer or compulsory buy-out, or at a ceiling of 45% of the then issued Company shares if and when the Mittal family’s holding falls below 45%. The Mittal family will be entitled to cross such thresholds in certain circumstances, such as with the consent of a majority of the independent directors or in case of passive crossing of such thresholds.

Lock up

The Mittal family has agreed to a 5-year lock-up, subject to certain exceptions, including the right to dispose of up to 5% of the Company share capital after the 2nd year.

Other provisions

In consideration of the revision of the terms of Mittal Steel’s offer and of the corporate governance rules set forth above, Arcelor has agreed not to solicit or enter into, entertain or pursue any discussion or negotiation with any third party relating to, any acquisition proposal relating to Arcelor shares, other than in the context of the filing by a third party of a superior offer taking the form of a takeover bid for the entire share capital of Arcelor.

The agreement does not provide for any break-up fee. However, in the event that shares are issued under the Strategic Alliance Agreement announced by Arcelor on May 26, 2006, the corporate governance rules set forth above shall terminate.

Confirmation of Social Commitments

Consistent with the Arcelor/Mittal model, the combined company will respect fully all of Arcelor’s social and industrial commitments, maintain and use reasonable efforts to further expand the role of innovation and R&D, continue to partner with public laboratories and universities, and continue investments to maintain the high performance levels of existing facilities.

There will be no restructuring plan, collective lay offs or other employee reduction plans within Arcelor in the EU as a result of the integration of the Mittal and Arcelor groups over and above Arcelor’s announced restructuring plans and in connection with the implementation of the remedy package agreed upon with the EU antitrust authorities.

Arcelor and Mittal Steel intend to continue promoting employee share ownership in line with best corporate practices for continental European listed companies.

Dofasco

Arcelor and Mittal have not been able to reach agreement as to the ultimate disposition of the Dofasco Group. Discussion of this question will continue following successful completion of the tender offer.

The Offer

Mittal Steel expects to formally file the documentation relating to its revised offer with the AFM, the CSSF, the CBFA, the AMF, the CNMV and the SEC shortly, and to publish a supplemental prospectus following the regulatory review.

It is expected that, as a result of the amendment to the terms of the offer, the closing date for the tender offer, currently scheduled for July 5th, will be postponed by a few days. The new date for the closing of the tender offer will be communicated to the market after approval by the relevant market authorities.

The offer continues to be conditional on acceptance of more than 50% of the total share capital and voting rights in Arcelor, on a fully diluted basis; and approval at an extraordinary general meeting of shareholders of Mittal Steel Company. In light of the change to the terms of the offer, the Mittal Steel shareholders’ meeting, currently scheduled for June 30th, will be postponed to later in July to allow Mittal Steel shareholders sufficient time to become familiar with the terms of the new offer.

The parties will consider jointly the need for a tender offer for outstanding shares of Arcelor Brazil under applicable laws and regulations, in particular in light of the new terms of the transaction.

Stock Exchange Listings

The Company will retain listings on the NYSE and in Paris, Amsterdam, Brussels, Luxembourg and Madrid.

Domicile and Headquarters

The new company will be incorporated, domiciled and headquartered in Luxembourg.